Exhibit 99.2

COORDINATED STATUTES

14 november 2025

"MATERIALISE"

NV

Technologielaan, 15

Heverlee (B-3001 Leuven)

BTW BE0441.131.254 RPR Leuven

NOTARY'S OFFICE

RAES & VAN HAMME ASSOCIATED NOTARIES

Kortrijksesteenweg 1147 B-9051 Ghent

T I +32 9 225 72 88

F I +32 9 224 30 67

www.RVH-Notarissen.be info@RVH-Notarissen.be

RAES VAN HAMME

NOTARIES

BV

VAT BE0794.752.276

RPR GHENT, GHENT DIVISION

HISTORY

INCORPORATION

Company, according to deed executed before notary Luc Weyts, at the time in Mechelen, on 28 June 1990, an extract of which was published in the Annex to the Belgian Official Gazette of 1 August 1990, under number 900801-272.

AMENDMENT(S) TO THE ARTICLES OF ASSOCIATION

The statutes were amended by:

•	official report drawn up by notary Eric Spruyt, in Brussels, on 28 April 2011, an extract of which was published in the Annexes to the Belgian Official Gazette of 24 May 2011, under number 11077990.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 7 December 2012, an extract of which was published in the Annexes to the Belgian Official Gazette of 31 January 2012, under number 13018385.

•	official report drawn up by notary Ann Wallays, in Leuven, on 21 February 2013, an extract of which was published in the Annexes to the Belgian Official Gazette of 13 February 2014, under number 14041851.

•	official report drawn up by notary Ann Wallays, in Leuven, on 28 November 2013, an extract of which was published in the Annexes to the Belgian Official Gazette of 11 March 2014, under number 14060227.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 23 April 2014, an extract of which was published in the Annexes to the Belgian Official Gazette of 6 June 2014, under number 14113211.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 30 June 2014, an extract of which was published in the Annexes to the Belgian Official Gazette of 18 August 2014, under number 14155991.

•	official report drawn up by notary Jurgen De Meutter, in Leuven, on 27 November 2014, of which no extract has yet been published in the Annexes to the Belgian Official Gazette on 5 March 2015.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 5 March 2015, an extract of which was published in the Annexes to the Belgian Official Gazette of 20 March 2015, under number 15042522.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 5 March 2015, an extract of which was published in the Annexes to the Belgian Official Gazette of 20 March 2015, under number 15042524.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 20 November 2015, an extract of which was published in the Annexes to the Belgian Official Gazette of 22 February 2016, under number 16027468.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 18 December 2015, an extract of which was published in the Annexes to the Belgian Official Gazette of 24 February 2016, under number 16028652.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 30 March 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 24 April 2018, under number 18068932.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 18 July 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 3 August 2018, under number 18324255.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 19 July 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 3 August, under number 18324253.

•	official report drawn up by notary Louis-Philippe Marcelis, on 26 July 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 1 October, under number 18329962.

•	official report drawn up by notary Louis-Philippe Marcelis, in Brussels, on 27 July 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 1 October 2018, under number 18330021.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 28 December 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 19 February 2018, under number 19307641.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 28 December 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 22 February 2019, under number 19308151.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 8 April 2019, an extract of which was published in the Annexes to the Belgian Official Gazette of 6 May 2019, under number 19316398.

•	official report drawn up by notary Stijn Raes, in Ghent, on 29 November 2019, an extract of which was published in the Annexes to the Belgian Official Gazette of 9 December 2019, under number 19347496.

•	official report drawn up by notary Stijn Raes, in Ghent, on 29 November 2019, an extract of which was published in the Annexes to the Belgian Official Gazette of 9 December 2019, under number 19347439.

•	official report drawn up by notary Stijn Raes, in Ghent, on 16 April 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 23 April 2020, under number 20319436.

•	official report drawn up by notary Stijn Raes, in Ghent, on 9 October 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 29 October 2020, under number 20352044.

•	official report drawn up by notary Stijn Raes, in Ghent, on 5 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 9 November 2020, under number 20353953.

•	official report drawn up by notary Stijn Raes, in Ghent, on 13 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 17 November 2020, under number 20355222.

•	official report drawn up by notary Stijn Raes, in Ghent, on 13 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 17 November 2020, under number 20355110.

•	official report drawn up by notary Stijn Raes, in Ghent, on 13 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 17 November 2020, under number 20355216.

•	corrective deed executed by notary Stijn Raes, in Ghent, on 27 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 1 December 2020, under number 20358057.

•	deed executed by notary Stijn Raes, in Ghent, on 5 May 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 10 May 2021, under number 21329268.

•	deed executed by notary Stijn Raes, in Ghent, on 14 June 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 22 June 2021, under number 21338005.

•	deed executed by notary Stijn Raes, in Ghent, on 6 July 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 8 July 2021, under number 21342634.

•	deed executed by notary Stijn Raes, in Ghent, on 23 November 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 8 December 2021, under number 21372149.

•	deed executed by notary Stijn Raes, in Ghent, on 23 November 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 8 December 2021, under number 21372140.

•	deed executed by notary Stijn Raes, in Ghent, on 28 December 2022, an extract of which was published in the Annexes to the Belgian Official Gazette of 2 January 2023, under number 23300602.

•	deed executed by notary Stijn Raes, in Ghent, on 28 December 2022, an extract of which was published in the Annexes to the Belgian Official Gazette of 2 January 2023, under number 23300550.

•	deed executed by notary Stijn Raes, in Ghent, on 3 June 2025, an extract of which was published in the Annexes to the Belgian Official Gazette of 16 June 2025, under number 25337619.

•	and most recently drawn up by official report by notary Stijn Raes, in Ghent, on 14 November 2025, an extract of which was filed for publication in the Annexes to the Belgian Official Gazette.

COORDINATED STATUTES

1. NAME - DURATION - REGISTERED OFFICE - OBJECT - PURPOSES

ARTICLE 1: NAME

The company has the legal form of a public limited company and bears the name "MATERIALISE".

ARTICLE 2: DURATION

The company was established for an indefinite period of time from 28 June 1990.

The company can only be dissolved in compliance with the applicable legal provisions on dissolution.

ARTICLE 3: REGISTERED OFFICE – E-MAIL ADDRESS

The registered office of the company is located in the Flemish Region.

The registered office in Belgium can be moved within the Dutch-speaking region or the bilingual Brussels-Capital Region by decision of the board of directors. It shall be made public. The board of directors is also authorised to have any amendment of the articles of association resulting from the transfer of the registered office established by notarial deed. The company's email address is as follows: investors@materialise.com.

ARTICLE 4: OBJECT - OBJECTIVES

The Company's object is: the research, development and commercialization of additive manufacturing and related technologies and all services, engineering and holding activities related thereto, including software applications. All this in the broadest sense and for all business sectors.

The company acts on its own account, on consignment, on commission, as an intermediary or as a representative.

The company also has as its object:

-         the purchase, sale, exchange, construction, conversion, valorisation, furnishing, exploitation, rental, subletting, management, maintenance, parcelling, horizontal division and placement under compulsory co-ownership, leasing, prospection, promotion in all forms, of all immovable property or real estate rights.

-         investing, subscribing to, taking over, posting, buying, selling, trading all movable securities, issued by Belgian or foreign companies, whether or not in the form of commercial companies, trust offices, institutions or associations, managing these investments and participations;

-         providing advice, management and other services to all affiliated companies or with which there is a participating relationship, in its capacity as director, liquidator or otherwise, directing or controlling those same companies.

It may, by way of contribution in cash or in kind, merger, subscription, participation, financial intervention or any other means, take a share in all existing or future companies or undertakings, in Belgium or abroad, the object of which is identical, similar or related to its own, or of a nature to promote the exercise of its object.

As a general rule, the company may perform all acts of any kind that are directly or indirectly, in whole or in part, related to the object.

The company has a profit distribution objective. In addition, the company aims to have a real positive impact on society and the environment in general through its business operations and economic activities.

2. CAPITAL

ARTICLE 5: CAPITAL AND SHARES

The capital amounts to four million four hundred and eighty-seven thousand fifty euros forty-nine cents (EUR 4,487,050.49), represented by fifty-nine million sixty-seven thousand one hundred and eighty-six (59,067,186) shares, without indication of nominal value, each representing an equal share of the capital.

The capital is fully and unconditionally subscribed and is fully paid up.

ARTICLE 6: AUTHORIZED CAPITAL

a)       By resolution of the General Meeting of Shareholders of 3 June 2025, which resolution will enter into force on the day of publication of the entry into force of the resolution in the Annexes to the Belgian Official Gazette, the board of directors was granted the power to increase the capital, in one or more instalments, by a maximum total amount equal to four million four hundred and eighty-seven thousand fifty euros forty-nine cents (EUR 4,487,050.49).

The board of directors may only exercise the power conferred on it for a period of five (5) years from the publication of this authorisation in the Annexes to the Belgian Official Gazette.

This authorisation may be renewed in accordance with the applicable legal conditions.

The board of directors has not yet exercised the power conferred on it.

b)       The capital increases decided upon pursuant to this authorization may be made in accordance with the procedures to be determined by the board of directors, such as:

-         by means of a contribution in cash or in kind within the limits permitted by the Code of Companies and Associations,

-         through the conversion of reserves and share premiums,

-         with or without the issuance of new securities,

-         by issuing shares, with or without voting rights,

-         by issuing convertible bonds, subordinated or not,

-         by issuing subscription rights (free of charge or at a certain issue price),

-         by issuing bonds to which subscription rights or other movable securities are attached,

-         by issuing other securities, such as shares under a stock option plan,

-         by issuing shares below par value.

c)       To the extent necessary and appropriate, the board of directors is also specifically authorized, in the event of a public takeover bid for securities issued by the company, to increase the capital in any form, including a capital increase in which the preferential subscription rights of the shareholders are limited or canceled, under the conditions provided for in article 7:202 of the Code of Companies and Associations.

This authorization is granted for a period of three (3) years from the extraordinary general shareholders’ meeting held on 3 June 2025.

This authorisation may be renewed for the same period by resolution of the general meeting taken in accordance with the rules for amending the articles of association.

The capital increases decided upon in the context of this authorisation shall be allocated to the remaining part of the authorised capital referred to in paragraph a).

d)       Any share premium payable on subscription to a capital increase within the framework of the authorized capital will be entered in a separate account under equity capital on the liabilities of the company's balance sheet and will be formed by contributions actually paid up in cash or in kind, other than contributions in industry, on the occasion of the issue of shares.

e)       The board of directors is also authorised to limit or cancel the preferential subscription right in the interest of the company. It may do so for the benefit of one or more specific persons, even if they are not members of the staff of the company or of its subsidiaries, provided that, inter alia, when issuing subscription rights, the relevant legal provisions are complied with. It may also provide that, where appropriate, priority shall be given to existing shareholders for the time being when new shares are granted.

f)        The board of directors is authorized, with the possibility of substitution, to bring the articles of association of the company into line with the decisions to increase capital within the framework of the authorized capital.

ARTICLE 7: CAPITAL INCREASE - RIGHTS OF PRE-EMPTION

An increase in the capital may be decided by the general meeting or, within the framework of the authorized capital, the board of directors in accordance with the relevant legal provisions.

ARTICLE 8: CAPITAL REDUCTION

A reduction in the capital may be decided in accordance with the relevant legal provisions.

3. STOCKS AND OTHER SECURITIES

ARTICLE 9: NATURE OF THE SECURITIES

The shares and other securities of the company are registered or dematerialized.

The securities are always registered in the cases provided for by law. The company will be able to issue dematerialised securities, either by means of a capital increase or by the exchange of existing registered securities into dematerialised securities. Each security holder will be able to request the exchange of his securities at his own expense, either in registered securities or in dematerialized securities. The conversion of dematerialised securities into registered securities will take place by registration in the relevant register of registered securities.

A register shall be kept at the registered office of the company for each class of registered securities, either in their original material form or in electronic form in accordance with the applicable law. Certificates of such subscriptions shall be issued to holders of the registered securities, if so requested.

The dematerialised security is represented by an entry in the account in the name of the owner or holder with an authorised account holder or the settlement institution. The security recorded on account is carried over by transfer from account to account.

The number of dematerialised securities in circulation at any given time shall be entered in the relevant register of registered securities in the register of registered securities in the name of the settlement institution for each category of security.

ARTICLE 10: SHARES NOT FULLY PAID UP - OBLIGATION TO PAY UP

The commitment to pay up a share in full is unconditional and indivisible.

If shares that have not been paid up belong to several persons in joint ownership, each of them is responsible for the payment of the full amount of the due and payable payments.

Additional payment or full payment shall be requested by the board of directors at a time to be determined by it. In accordance with Article 2:32 of the Code of Companies and Associations, the shareholders are notified of this by stating a bank account into which the payment, to the exclusion of any other method of payment, must be made by bank transfer or deposit. The shareholder is in default by the mere expiry of the period specified in the notification and the company owes interest at the statutory interest rate set at that time, plus two percentage points.

As long as the requested due and payable payments on a share have not been made in accordance with this provision, the exercise of the rights attached to it shall remain suspended.

Early payments on shares cannot be made without the prior approval of the board of directors.

ARTICLE 11: INDIVISIBILITY OF SECURITIES

The securities are indivisible vis-à-vis the company.

If several persons have rights in rem in the same security, they may exercise the rights attached to such securities only by a common representative.

The company may suspend the exercise of the rights attached to it until a single person has been designated as the owner of the security in respect of the company or as their common representative.

All summonses, service and other notifications by the company on the various persons entitled to a single security shall be validly and exclusively, as the case may be, either to the person designated as owner in relation to the company or to the designated common representative.

Except as otherwise provided in the articles of association, a will or an agreement, the usufructuary of the securities shall exercise all rights attached to these securities.

ARTICLE 12: SUCCESSORS

The heirs, creditors or other beneficiaries of a shareholder may not, under any circumstances, intervene in the management of the company, nor induce the placing of seals on the assets and values of the company, nor demand the liquidation of the company and the distribution of its assets.

In order to exercise their rights, they must comply with the company's annual accounts and comply with the resolutions of the general meeting and the board of directors.

ARTICLE 13: BONDS, SUBSCRIPTION RIGHTS AND OTHER FINANCIAL INSTRUMENTS CONFERRING THE RIGHT TO SHARES

The company may issue bonds by decision of the board of directors, which will determine the terms of the issue.

The issue of convertible bonds or bonds redeemable in shares, subscription rights or other financial instruments giving the right to shares in the future, may be decided by the general shareholders’ meeting, or by the board of directors within the framework of the authorized capital (subject to compliance with the relevant legal provisions).

Holders of non-voting shares, non-voting profit-sharing certificates, convertible debentures, subscription rights or depositary receipts issued with the cooperation of the company may attend the general shareholders’ meeting, but only in an advisory capacity.

Article 14: Transparency

For the purposes of Articles 6 to 17 of the Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and containing various provisions, the applicable thresholds are set at 5%, 10% and each subsequent multiple of 5%.

4. ACQUISITION AND DISPOSAL OF OWN SECURITIES

ARTICLE 15: ACQUISITION AND DISPOSAL OF OWN SECURITIES

a)        The company may acquire its own shares, profit participation certificates or depositary receipts relating thereto, or subscribe to depositary receipts after the issuance of the corresponding shares or profit participation certificates, in accordance with the relevant legal provisions.

b)       By resolution of the general shareholders’ meeting of 14 November 2025, the board of directors was authorized, without further resolution of the general shareholders’ meeting, in accordance with article 7:215 et seq. of the Code of Companies and Associations and within the limits provided for in this article, on or off the stock exchange, directly or indirectly, by means of purchase or exchange, contribution or any other form of acquisition, to acquire the maximum number of treasury shares permitted by law at a price per share that may not be less than one euro (EUR 1), and not higher than twenty percent (20%) above the highest closing prices of the American Depository Shares, which represent the shares of the company, on Nasdaq (if listed on Nasdaq), and of the Company's shares, on Euronext Brussels (if listed on Euronext Brussels) for a period of 30 calendar days prior to either the buyback date or, in the case of a buyback bid, the date of its announcement.

This power also applies to the acquisition of the shares of the company by one of its directly controlled subsidiaries, as referred to in and within the limits of article 7:221 of the Code of Companies and Associations.

This authorisation is valid for five years from the date of publication of this authorisation in the Annexes to the Belgian Official Gazette.

This authorisation can be extended by a resolution of the general meeting and in accordance with the provisions of the Code of Companies and Associations.

c)        The board of directors may only destroy or dispose of its own shares, profit participation certificates or depositary receipts acquired in accordance with the relevant legal provisions and at a price determined by the board of directors. Without prejudice to the foregoing, the board of directors is particularly authorised to annul the acquired own shares, profit participation certificates or depositary receipts relating thereto or, without further resolution of the general shareholders’ meeting and in accordance with article 7:215 et seq. of the Code of Companies and Associations, without limitation in time, on or off the stock exchange, directly or indirectly, by means of sale, exchange, contribution, conversion of bonds or any other form of disposal, (i) to one or more specific persons other than the employees (in this case, the directors who actually represent that person or the persons associated with him may not participate in the vote of the board of directors), and (ii) to the staff.

The foregoing also applies to the annulment or disposal of the shares of the company by one of its direct subsidiaries in accordance with article 7:221 of the Code of Companies and Associations.

d)       By resolution of the general shareholders’ meeting of 14 November 2025, the board of directors was also authorized, without further resolution of the general shareholders’ meeting and in accordance with the provisions of the Code of Companies and Associations, on or off the stock exchange, directly or indirectly, by means of purchase, sale, exchange, contribution, conversion of bonds or any other form of acquisition or disposal, to acquire or dispose of shares in the company, if such acquisition or disposal is necessary to prevent an imminent serious disadvantage for the company.

This authorisation is granted for a period of three years from the publication of this authorisation in the Annexes to the Belgian Official Gazette. This authorisation can be extended for periods of three years by a resolution of the general meeting and in accordance with the provisions of the Code of Companies and Associations.

e)       Finally, by resolution of the general shareholders’ meeting of 14 November 2025, the board of directors was authorised, with the possibility of substitution, to bring the company's articles of association into line with the decisions to cancel shares of the company in accordance with the provisions of this article 15 and the relevant legal provisions.

5. GOVERNANCE AND REPRESENTATION

ARTICLE 16: APPOINTMENT - RESIGNATION - VACANCY - ANNOUNCEMENT

a)       The board of directors of the company consists of at least seven (7) and at most eleven (11) directors, of which at least three (3) directors must be independent (within the meaning of article 7:87 of the Code of Companies and Associations).

b)       As long as the total of the shares held by each of the Family Shareholders, directly or indirectly, whether or not jointly, represent 20% or more of all outstanding shares of the company, a maximum of six (6) directors will be appointed exclusively on the proposal of a majority of all Family Shareholders who, on the date of the appointment, hold at least 3% of the shares of the company, directly or indirectly. The number of candidates appearing on the list of nominations of the Family Shareholders must be higher than the number of mandates to be filled that are subject to the right of nomination. If a director who was appointed on the recommendation of the Family Shareholders resigns or resigns, his vacancy can only be filled by a candidate nominated by the majority of the other directors who were appointed on the recommendation of the Family Shareholders (if any).

For the purposes of this article, the term "Family Shareholders" includes the following persons: Wilfried Vancraen, Hilde Ingelaere and their first-degree descending relatives.

c)       When a legal entity is appointed as a director, it appoints a natural person as permanent representative who is charged with the execution of the assignment in the name and on behalf of the legal entity-director.

d)       The directors are appointed by the general shareholders’ meeting.

In any case, the duration of their assignment may not exceed the maximum statutory period of six (6) years. Their mission ends at the close of the general shareholders’ meeting or the board of directors that provides for their replacement.

The directors can be dismissed at any time by the general shareholders’ meeting.

Retiring directors are eligible for reappointment.

e)        If a position of director becomes vacant, the remaining directors have the right to co-opt a new director under the conditions provided for by law and subject to respect for the aforementioned nomination scheme. The next general meeting must confirm the mandate of the co-opted director; Upon confirmation, the co-opted director fulfils the mandate of his predecessor, unless the general meeting decides otherwise. In the absence of confirmation, the mandate of the co-opted director ends at the end of the general meeting, without prejudice to the regularity of the composition of the board of directors up to that point.

f)        The Chairman of the board of directors will be elected by the board of directors.

ARTICLE 17: CONVENING OF THE BOARD OF DIRECTORS

a)       The board of directors shall meet as often as the interests of the company require upon summons by the chairman, and within fourteen days of a request to that effect from two directors or from the managing director.

b)       If the Chairman has not convened the board of directors within the aforementioned period of fourteen days after the request of the directors or the managing director to convene the board of directors, the requesting directors or the requesting managing director will be able to validly convene the notices.

c)        The convocations shall indicate the place, date, time and agenda of the meeting and shall be sent by letter, fax or other written or electronic means at least two (2) working days before the meeting. The meeting is held at the registered office of the company or at any other place in Belgium designated in the convening notice.

d)       The regularity of the convening cannot be contested if all the directors are present or validly represented.

ARTICLE 18: MEETING OF THE BOARD OF DIRECTORS

a)       The board of directors is chaired by the Chairman or, in his absence, by the Vice-Chairman (if one has been appointed) or the oldest of the directors present.

b)       The board of directors may deliberate and take decisions only if at least a majority of its members are present or represented at the meeting. If this quorum is not reached due to a conflict of interest, the board of directors can nevertheless validly decide, provided that at least two directors are present. If a quorum of a majority of the members is required and is not reached, a new meeting must be convened. The second meeting can validly deliberate and decide on the agenda items of the first meeting, regardless of the number of directors present or represented, on the understanding that at least two directors must be present.

c)       Directors who are unable to be physically present at the hearing may participate in the deliberation and voting by means of telecommunications such as telephone or videoconferencing, provided that all participants in the meeting are able to communicate directly with all other participants. The persons who participate in a meeting by such technical means are considered to be present in person at that meeting.

d)       Each director may give power of attorney to another director to represent him at a certain meeting. Such mandate must be the subject of a power of attorney bearing the director's signature (including an electronic signature to the extent permitted as written proof by applicable law) and which must be reported to the board of directors by simple letter, fax or any other written or electronic means of communication. A director can represent several fellow members of the board of directors.

e)       Decisions are taken by simple majority vote. In the event of a tie, the chairman shall have the casting vote.

f)        Minutes of decisions of the board of directors shall be kept and signed by the Chairman and, in his absence, by the Director chairing the meeting and at least the majority of the members of the Board present.

Copies and extracts are signed by two directors or by one managing director.

g)       The decisions of the board of directors may be taken by unanimous written decisions of all directors in accordance with the relevant legal provisions.

ARTICLE 19: REMUNERATION

The assignment of the directors is unpaid, unless otherwise decided by the general meeting.

In the event of delegation from the Executive Board, the board of directors shall determine the remuneration attached to this assignment.

The remuneration granted to directors, persons in charge of day-to-day management and other persons charged with the management referred to in Article 3:6, § 3, third paragraph of the Code of Companies and Associations is exempt from the application of Article 7:91 of the Code of Companies and Associations.

ARTICLE 20: CONFLICT OF INTEREST

a)       If a director has, directly or indirectly, an interest of a financial nature that is contrary to the interest of the company as a result of a decision or transaction that falls within the competence of the board of directors, the provisions of article 7:96 of the Code of Companies and Associations must be complied with by the director concerned, as well as by the board of directors in its deliberations and decision-making.

b)       Where several directors have a conflict of interest, the decision or operation may be validly taken by the remaining directors, even if in this circumstance no half of the directors are present or represented.

c)       Where all directors have a conflict of interest, the decision or transaction is submitted to the general shareholders’ meeting. In the event that the general meeting approves the decision or the transaction, the board of directors can implement it.

ARTICLE 21: INTERNAL ADMINISTRATION – LIMITATIONS – DELEGATION OF POWERS

a)       The company is managed by a board of directors. The board of directors is authorised to perform all acts that are necessary or useful for the realisation of the object of the company, except for those for which the general meeting is competent under the law.

b)       Without prejudice to the obligations arising from collegial management, in particular consultation and supervision, the directors may divide management tasks among themselves. Such division of tasks cannot be invoked against third parties.

c)       The board of directors shall establish an Audit Committee and a Remuneration and Nomination Committee within its midst and under its responsibility. The board of directors may set up one or more other committees among its members and under its responsibility. He describes their composition, their missions and their operation. The members of such committees shall be appointed by the board of directors, which shall also determine the terms of their appointment, their dismissal, their remuneration and the duration of their duties.

d)       The board of directors may entrust the day-to-day management of the company to one or more persons.

e)       The board of directors and, in the case of the day-to-day management, one or more delegates to day-to-day management, may delegate special powers to one or more persons.

ARTICLE 22: EXTERNAL REPRESENTATIVE POWER

a)       The board of directors represents the company as a college in all actions in and out of court. He acts by the majority of his members.

Without prejudice to the general power of representation of the board of directors as a college, the company is also represented in and out of court by two directors acting jointly, at least one of whom is a director appointed from the list of candidates proposed by the Family Shareholders.

b)       The company is also legally represented in and out of court for the purposes of day-to-day management by one or more delegates to the day-to-day management, who act alone or jointly in implementation of the delegation decision of the board of directors.

c)        Finally, the company is validly represented by one or more special authorised representatives, who act alone or jointly within the limits of their special power of attorney.

SUPERVISION

ARTICLE 23: APPOINTMENT - AUTHORITY AND REMUNERATION OF THE STATUTORY AUDITOR

If necessary, the supervision of the company is entrusted to one or more statutory auditors. They are appointed by the general shareholders’ meeting for a renewable term of three (3) years. Under penalty of damages, they can only be terminated by the general meeting during their assignment for legitimate reasons.

If there is no obligation for the company to appoint a statutory auditor and no statutory auditor is appointed, each shareholder individually has the investigative and supervisory powers of a statutory auditor.

The remuneration of the statutory auditor consists of a fixed amount, which is determined by the general meeting at the start of their duties, without prejudice to article 3:65 of the Belgian Code of Companies and Associations. It may not be amended except with the agreement of the parties. Beyond that remuneration, the statutory auditor may not receive any benefit in any form whatsoever from the company.

6. GENERAL MEETING

ARTICLE 24: ORDINARY, SPECIAL AND EXTRAORDINARY GENERAL

MEETING

a)       The ordinary general shareholders’ meeting, called the annual meeting, must be convened every year on the third Tuesday of the month of June at ten (10:00) a.m. If that day is a public holiday, the meeting will take place on the next working day (excluding Saturday) at the same time.

b)       A special general meeting may be convened at any time to deliberate and decide on any matter falling within its competence which does not involve an amendment to the statutes.

c)       An extraordinary general meeting may also be convened at any time to deliberate and decide on any amendment to the articles of association, before a notary.

d)       The general meetings are held at the registered office of the company or at another place in Belgium designated in the convening notice.

RULE 25: CONVENING

a)       The board of directors and any statutory auditor may convene an ordinary general meeting (annual meeting) as well as a special or extraordinary general meeting. The board of directors and the statutory auditor, if any, are obliged to convene a special or extraordinary meeting if one or more shareholders representing one tenth of the capital, alone or jointly, so request. The request must specify the agenda items on which the general meeting must deliberate and decide.

The convocation to the general meeting to be held as a result must be made within three weeks of the request made.

In the convocation, other topics can be added to the agenda items specified by the shareholders.

b)       Notices to the general meetings are made in accordance with the relevant legal provisions.

c)       Any person may waive this convocation and shall in any case be considered to have been duly summoned if he attends the meeting or is represented at it.

ARTICLE 26: ADMISSION TO GENERAL MEETINGS - REPRESENTATION

a)        The right to participate in the general meetings and to exercise the right to vote is granted only on the basis of the accounting registration of the shares in the name of the shareholder and the notification of the intention to participate, in each case in accordance with the relevant legal provisions.

b)       Any shareholder with voting rights may either participate in the meeting in person or be represented by a proxy, in accordance with the relevant legal provisions. Before participating in the meeting itself, the shareholders or their proxy holders must sign the attendance list, indicating (i) the identity of the shareholder, (ii) if applicable, the identity of the proxy holder, and (iii) the number of shares they represent.

c)       The holders of profit participation certificates, non-voting shares, bonds, subscription rights, or other securities issued by the company may attend the general shareholders’ meeting to the extent that the law grants them this right and, where applicable, the right to participate in the vote. If they wish to participate in them, they are subject to the same formalities of admission, access, form and notification of the proxies as those imposed on the shareholders.

ARTICLE 27: REMOTE VOTING PROCEDURE PRIOR TO THE GENERAL MEETING

a)       The convocation may offer each shareholder the opportunity to vote remotely prior to the general meeting, by letter or via the company's website, using a form provided by the company.

b)       The company may also organise a remote vote via other electronic means of communication prior to the meeting.

c)        The board of directors determines the modalities for remote voting prior to the general meeting, including the modalities for verifying the capacity and identity of persons who wish to vote remotely prior to the general meeting, via the company's website. Either the convocation to the general meeting, or a consultable document to which the convocation refers (e.g. the company's website) mentions these modalities.

d)       In order for their vote to be taken into account for the calculation of the quorum and the majority, remote shareholders must meet the conditions for participating in the meeting.

ARTICLE 28: PRESIDENCY - BUREAU

Each general meeting is chaired by the chairman of the board of directors or, in his absence, by the vice-chairman (if one has been appointed) or the oldest member of the board of directors. The chairman appoints a secretary and teller, who does not have to be a shareholder. These two functions can be performed by one person. The chairman, the secretary and the teller together form the bureau.

The President may set up the Bureau for the opening of the session, and the Bureau thus constituted may verify the powers of the participants before the opening of the session.

ARTICLE 29: CONDUCT OF THE MEETING

a)       The deliberation and voting shall be conducted by the chairman. The directors and any statutory auditor(s) answer questions put to them by the holders of registered shares, convertible bonds or registered subscription rights, or registered depositary receipts issued with the cooperation of the company, before or during the meeting, orally or in writing and which are related to the agenda items. The directors and any statutory auditor(s) may, in the interest of the company, refuse to answer questions if the disclosure of certain information or facts may cause damage to the company or is in violation of the confidentiality obligations entered into by them or by the company.

As soon as the convocation has been published, the shareholders may ask the aforementioned questions in writing, insofar as these shareholders meet the conditions for admission to the meeting, in accordance with the relevant legal provisions.

b)       The board of directors has the right, during the meeting, to postpone any general shareholders' meeting, in accordance with the relevant legal provisions. This postponement shall not affect the other resolutions taken, unless the general meeting decides otherwise. At the next meeting, the agenda items of the first meeting on which no final decision has been taken will be dealt with.

c)        The general meeting cannot validly deliberate or decide on items that are not included in the announced agenda or are not implicitly contained therein. Items not included in the agenda may be discussed only at a meeting at which all shareholders are present or represented and if they are decided unanimously. The required consent is established if no objection has been recorded in the minutes of the meeting.

ARTICLE 30: VOTING RIGHTS

a)       Each share entitles you to one vote.

b)       However, in accordance with Article 7:53 of the Code of Companies and Associations, fully paid-up shares that have been transferred for at least two years continuously in the name of the same shareholder, or that have been registered in the register of registered shares in accordance with Article 7:53 of the Code of Companies and Associations, grant double voting rights compared to other shares representing an equal share in the capital.

ARTICLE 31: DECISION-MAKING

a)       The general shareholders’ meeting can validly deliberate and take decisions, regardless of the number of shares present or represented, except in cases where the law requires a certain attendance quorum. The resolutions of the general shareholders’ meeting may be validly adopted by a simple majority of the votes participating in the vote, except in cases where the law requires a certain majority.

b)       Minutes are drawn up of each general meeting, to which the attendance list and any reports and proxies are attached.

The minutes of the general meetings of shareholders are signed by the members of the bureau and by the shareholders who request them.

Copies and extracts are signed by two directors or by one managing director.

c)       The shareholders may unanimously and in writing take all resolutions that fall within the competence of the general meeting, with the exception of those that must be drawn up by authentic deed.

7. INVENTORY - ANNUAL ACCOUNTS - RESERVE - PROFIT APPROPRIATION.

ARTICLE 32: FINANCIAL YEAR - ANNUAL ACCOUNTS - ANNUAL REPORT

a)        The company's financial year begins on January 1 and ends on December 31 of the same year.

At the end of each financial year, the books and documents are closed and the board of directors draws up the inventory and the annual accounts, in accordance with the relevant legal requirements.

In addition, to the extent required by law, the directors draw up an annual report in which they account for their policy.

b)       Within the legally prescribed periods, the shareholders in the registered office of the company may take cognizance of the annual accounts and the other documents mentioned in the Code of Companies and Associations.

c)       After approval of the annual accounts, the general meeting decides by separate vote on the discharge to be granted to the directors and any statutory auditor.

ARTICLE 33: APPROPRIATION OF PROFITS - RESERVE

The surplus of the profit and loss account constitutes the profit to be appropriated for the financial year.

At least one twentieth of this net profit is taken forward to form the legal reserve until it occupies one tenth of the capital.

The general meeting is free to decide on the further allocation of the balance of the result by a simple majority vote on the proposal of the board of directors.

No distribution may be made if the net assets, as shown in the annual accounts, have fallen or would fall below the amount of the paid-up amount or, if this is higher, of the capital called up, plus all reserves that may not be distributed according to the law or the articles of association, and furthermore must act in accordance with article 7:212 of the Code of Companies and Associations.

ARTICLE 34: PAYMENT OF DIVIDENDS - INTERIM DIVIDENDS

a)       The board of directors determines the place, time and manner in which the dividends are to be paid.

b)       The board of directors has the power to distribute an interim dividend in accordance with the relevant legal provisions.

8. DISSOLUTION - LIQUIDATION

ARTICLE 35: DISSOLUTION

The voluntary dissolution of the company can only be decided by an extraordinary general shareholders’ meeting and subject to compliance with the relevant legal provisions.

After dissolution by operation of law, the company continues to exist as a legal entity for its liquidation until its conclusion.

ARTICLE 36: LIQUIDATION

In the event of dissolution with liquidation, one or more liquidators are appointed by the general meeting, if necessary.

ARTICLE 37: DISTRIBUTION

After payment of all debts, charges and costs of liquidation or after consignment of the funds necessary to pay them, the liquidators distribute the net assets, in cash or in securities, among the shareholders in proportion to the number of shares they hold. If the net proceeds are not sufficient to repay all the shares, the liquidators shall give priority to the payment of the shares that have been paid up to a greater extent until they are on an equal footing with the shares that have been paid up to a lesser extent or to make an additional call of capital at the expense of the latter.

9. General provisions

ARTICLE 38: CHOICE OF ADDRESS FOR SERVICE

Each member of the board of directors and the Managing Director may choose their place of residence at the registered office of the company for all matters related to the exercise of his or her mandate.

All directors, auditors and liquidators, whose domicile is unknown or who are domiciled abroad, are deemed to be domiciled at the registered office of the company, where all summonses, service and notices relating to the company's affairs can be served on them.

Holders of registered securities are obliged to notify the company of any change in their choice of residence. In the absence of such notification, they are deemed to have made a choice of address for service at the registered office of the company where all the documents can be validly served on them, while the company has no other obligation than to keep them available to the addressee.

ARTICLE 39: APPLICABLE LAW

For everything that is not expressly provided for in these articles of association, or for the legal provisions that are not validly deviated from in these articles of association, the provisions of the Code of Companies and Associations and the other provisions of Belgian law apply.

ARTICLE 40: STAFF

Unless the context otherwise requires or unless otherwise defined in these Articles of Association, for the purposes of these Articles of Association, "staff" shall have the meaning as defined in article 1:27 of the Code of Companies and Associations.